UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): May 5, 2010
THE GEO GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)
Florida

(State or Other Jurisdiction of Incorporation)

1-14260	65-0043078

(Commission File Number)	(IRS Employer Identification No.)

621 NW 53rd Street, Suite 700, Boca Raton, Florida	33487

(Address of Principal Executive Offices)	(Zip Code)
(Registrant’s Telephone Number, Including Area Code): (561) 893-0101
N/A

(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.
On May 5, 2010, The GEO Group, Inc. (“GEO”) issued a press release (the “Press Release”) announcing its financial results for the fiscal quarter ended April 4, 2010 and increasing its earnings guidance for 2010, a copy of which is furnished hereto as Exhibit 99.1. GEO also held a conference call on May 5, 2010 to discuss its financial results for the quarter and earnings guidance for 2010, a transcript of which is furnished hereto as Exhibit 99.2.
In the Press Release, GEO provided certain pro forma financial information for the fiscal quarter ended April 4, 2010 that was not calculated in accordance with Generally Accepted Accounting Principles (the “Non-GAAP Information”). Generally, for purposes of Regulation G under the Securities Exchange Act of 1934, Non-GAAP Information is any numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. The Press Release presents the financial measure calculated and presented in accordance with GAAP which is most directly comparable to the Non-GAAP Information with a prominence equal to or greater than its presentation of the Non-GAAP Information. The Press Release also contains a reconciliation of the Non-GAAP Information to the financial measure calculated and presented in accordance with GAAP which is most directly comparable to the Non-GAAP Information.
The Press Release includes three non-GAAP measures, Pro Forma Income from Continuing Operations, Adjusted EBITDA and Adjusted Free Cash Flow, that are presented as supplemental disclosures. Pro Forma Income from Continuing Operations is defined as income from continuing operations excluding start-up/ transition expenses and other items set forth in Table 1 of the Press Release. Adjusted EBITDA is defined as net income before net interest expense, income tax and depreciation and amortization, excluding start-up/ transition expenses and other items set forth in Table 3 of the Press Release. In calculating these adjusted financial measures, GEO excludes certain expenses which it believes are unusual or non-recurring in nature in order to facilitate an understanding of GEO’s operating performance. GEO’s management uses these adjusted financial measures in conjunction with GAAP financial measures to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units. Adjusted Free Cash Flow is defined as income from continuing operations after giving effect to the items set forth in Table 4 of the Press Release. GEO’s management believes that the Adjusted Free Cash Flow measure provides useful information to GEO’s management and investors regarding cash that GEO’s operating business generates before taking into account certain cash and non-cash items that are non-operational or infrequent in nature.
GEO’s management believes that these adjusted financial measures are useful to investors to provide them with disclosures of GEO’s operating results on the same basis as that used by GEO’s management. Additionally, GEO’s management believes that these adjusted financial measures provide useful information to investors about the performance of GEO’s overall business because such financial measures eliminate the effects of unusual or non-recurring charges that are not directly attributable to GEO’s underlying operating performance. GEO’s management believes that because it has historically provided similar non-GAAP Financial Information in its earnings releases, continuing to do so provides consistency in its financial reporting and continuity to investors for comparability purposes.

The Non-GAAP Financial Information should be considered in addition to results that are prepared under current accounting standards but should not be considered a substitute for, or superior to, financial information prepared in accordance with GAAP. The Non-GAAP Financial Information may differ from similarly titled measures presented by other companies. The Non-GAAP Financial Information, as well as other information in the Press Release, should be read in conjunction with GEO’s financial statements filed with the Securities and Exchange Commission. The information set forth in Item 2.02 in this Form 8-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information set forth in Item 2.02 in this Form 8-K shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.
Item 5.07 Submission of Matters to a Vote of Security Holders.
At the 2010 Annual Meeting of Shareholders of GEO held on May 5, 2010, GEO’s shareholders, upon the recommendation of the board of directors (the “Board”), (1) elected each of the Board’s director nominees, (2) ratified the appointment of Grant Thornton LLP as GEO’s independent registered certified public accountants for the fiscal year 2010 and (3) approved The GEO Group, Inc. Senior Management Performance Award Plan. The results of the votes are set forth below.
1.	The shareholders voted in favor of the election of all of the Board’s director nominees as follows:

	Votes For	Votes Withheld	Broker Non-Votes
Clarence E. Anthony	44,726,140	488,974	2,207,165
Wayne H. Calabrese	44,563,947	651,167	2,207,165
Norman A. Carlson	44,325,151	889,963	2,207,165
Anne N. Foreman	44,733,998	481,116	2,207,165
Richard H. Glanton	44,353,248	861,866	2,207,165
Christopher C. Wheeler	44,733,465	481,649	2,207,165
George C. Zoley	44,196,218	1,018,896	2,207,165
2.	The shareholders voted in favor of the proposal regarding the ratification of the appointment of Grant Thornton LLP as GEO’s independent registered certified public accountants for the fiscal year 2010 as follows:

For:	47,156,201
Against:	58,909
Abstain:	207,169
Broker Non-Votes:	—
3.	The shareholders voted in favor of the proposal regarding the approval of The GEO Group, Inc. Senior Management Performance Award Plan as follows:

For:	44,031,472
Against:	955,313
Abstain:	228,329
Broker Non-Votes:	2,207,165

Item 8.01 Other Events.
On May 5, 2010, GEO also provided supplemental information regarding GEO’s proposed merger with Cornell Companies, Inc. in connection with its earnings press release and earnings conference call. A copy of the press release is attached hereto as Exhibit 99.1 and a copy of the transcript of the earnings conference call is attached hereto as Exhibit 99.2.
Additional Information About the Merger and Where to Find It
In connection with the proposed merger, GEO filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of GEO and Cornell Companies, Inc. (“Cornell”) and that also constitutes a prospectus of GEO (the “Joint Proxy Statement/Prospectus”). At the appropriate time, GEO and Cornell will mail the final joint proxy statement/prospectus to the GEO shareholders and the Cornell stockholders. INVESTORS AND SECURITY HOLDERS OF GEO AND CORNELL ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the Final Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by GEO and Cornell through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Final Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Pablo E. Paez, Director, Corporate Relations, The GEO Group, Inc., One Park Place, Suite 700, 621 Northwest 53rd Street, Boca Raton, Florida, 33487, (561) 999-7306.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Certain Information Regarding Participants
GEO, Cornell and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding GEO’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on February 22, 2010, and its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 24, 2010, and information regarding Cornell’s directors and executive officers is available in Cornell’s Annual Report on Form 10-K, for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010 as amended on March 5, 2010 and April 30, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Final Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits
99.1	Press Release, dated May 5, 2010, announcing GEO’s financial results for the fiscal quarter ended April 4, 2010.

99.2	Transcript of Conference Call discussing GEO’s financial results for the fiscal quarter ended April 4, 2010.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GEO GROUP, INC.
Date: May 11, 2010	By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated May 5, 2010, announcing GEO’s financial results for the fiscal quarter ended April 4, 2010.
99.2	Transcript of Conference Call discussing GEO’s financial results for the fiscal quarter ended April 4, 2010.